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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                            RALLY'S HAMBURGERS, INC.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                          Title of Class of Securities

                                  751203-10-0
                                  -----------
                                 (CUSIP Number)


                                Andrew F. Puzder
                  Executive Vice President and General Counsel

                       Fidelity National Financial, Inc.
                            17911 Von Karman Avenue
                            Irvine, California 92714
                              Tel. (714) 622-5000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               NOVEMBER 27, 1996
                               -----------------
            (Date of Event Which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3) or (4), check the following box //.

         Check the following box if a fee is being paid with the statement. //





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                                 SCHEDULE 13D/A

CUSIP NO.: 374503 1 10 0

(1)      NAME OF REPORTING PERSON:

         Fidelity National Financial, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         IRS No. 86-0498599

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)     [ ]
         (b)     [x]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e) [ ]


(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:   3,224,002   (1) (2)

(8)      SHARED VOTING POWER:     0

(9)      SOLE DISPOSITIVE POWER:  3,224,002  (1) (2)

(10)     SHARED DISPOSITIVE POWER:           0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 3,224,002  (1) (2)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES: [X]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.4

(14)     TYPE OF REPORTING PERSON:         CO

----------------------------

(1) Mr. William P. Foley, II, owns 20.5 as of October 31, 1996, of the outstanding common stock of Fidelity, and he is Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity. Mr. Foley disclaims beneficial ownership of any of the shares of Common Stock held by Fidelity.

(2) Includes shares of Common Stock issuable upon exercise of (i) 626,607 currently exercisable options and (ii) 587,607 options granted to CKE Restaurants, Inc., an entity that may be deemed to be an affiliate of Fidelity, which options may be exercised by Fidelity under certain circumstances. See Item 5 of this Amendment to Schedule 13D.

(3) Based upon 21,762,890 shares of Common Stock outstanding as of November 5, 1996





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ITEM 1.  SECURITY AND ISSUER.

         This Amendment Number 2 amends Amendment No. 1 on Schedule 13D filed with the Securities and Exchange Commission on September 26, 1996, as heretofore amended (the "Schedule 13D/A") with respect to the common stock, par value $0.10 per share (the "Common Stock") of Rally's Hamburgers, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 10002 Shelbyville Road, Suite 150, Louisville, Kentucky 40223.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
          CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended to add the following:

         In addition to the 3,464,922 shares of Common Stock reported on
Schedule 13D, on September 26, 1996, Fidelity also received 346,687 warrants to purchase shares of common stock pursuant to its exercise under the Company's Rights Offering, Fidelity acquired 548,607 shares of Common Stock pursuant to the exercise of certain $3.00 options on November 27, 1996, at an aggregate purchase price of $1,645,821, which purchase price was funded from Fidelity's
general working capital funds.   (See Item 4 of  this Amendment Number 2 to
Schedule 13D.)  Fidelity currently holds 626,607 currently exercisable options
and CKE holds 587,607 currently exercisable options.   CKE's options may be
exercised by Fidelity under certain circumstances.

         Of the 3,224,002 shares of Common Stock to which this Statement relates (a) 767,807 were purchased by Fidelity on May 3, 1996, for an aggregate purchase price of $638,172.38, which purchase price was funded from general working capital funds, (b) 346,687 shares and 346,687 warrants to purchase shares of common stock were acquired by Fidelity on September 26, 1996 due to its exercise of rights under the Company's Rights Offering, (c) 548,607 were acquired due to Fidelity's exercise of a majority of its $3.00 options on November 27, 1996, (d) 626,607 are the subject of currently exercisable options granted to Fidelity and (e) 587,607 are the subject of currently exercisable options granted to CKE, which may be exercised by Fidelity under certain circumstances, No brokerage commissions were paid in connection with these purchases.


ITEM 4.   PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended to add a paragraph as follows:

         On November 26, 1996, Fidelity exercised 548,607 of its $3.00 options for an aggregate purchase price of $1,645,821.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

            Section (a) of Item 5 of the Schedule 13D is hereby amended as follows:

            (a) As of the close of business November 27, 1996, Fidelity is the beneficial owner of 3,224,002 shares of Common Stock including 1,663,101 shares which are owned directly by Fidelity, 346,687 warrants to purchase common stock, 626,607 shares which are the subject of currently exercisable options granted to Fidelity and 587,607 shares which are the subject of currently exercisable options granted to CKE, (which options may be exercised by Fidelity under certain circumstances), which constitute in the aggregate 14.8% of the outstanding shares of Common Stock (based on 21,762,890 shares of Common Stock outstanding as of November 5, 1996). Fidelity disclaims beneficial ownership of any of the shares of Common Stock owned by CKE.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         December 4, 1996               FIDELITY NATIONAL FINANCIAL,
INC.



                                        By: /s/ M'LISS JONES KANE
                                            -----------------------------------
                                            M'Liss Jones Kane
                                            Senior Vice President, Corporate
                                            Counsel and Corporate Secretary





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